Exhibit 99.1

SilverCrest Reports Additional Drill Results at Santa Elena Mine;
Another Discovery and More High Grade Intercepts,
15 metres @ 4 gpt Au and 243 gpt Ag including
2 metres @ 17.5 gpt Au and 664 gpt Ag

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC – September 5, 2013 - SilverCrest Mines Inc. (the “Company”) is pleased to announce further results of delineation drilling at the Santa Elena Mine in Sonora, Mexico. A total of 181 core and RVC holes were completed in this program of which 134 holes were utilized in the recently announced “Santa Elena Pre-Feasibility Study and Update Reserve Technical Report” (Technical Report). Results for the remaining 47 holes reported in this news release were not available for inclusion in the revised Reserves and Resources for the Technical Report. The results show further expansion of the Santa Elena Deposit which is still open latterly and to depth (see attached Figures). Several of these reported holes identified additional high grade intercepts, expanded the recently discovered El Cholugo and El Cholugo Dos Zones, and also discovered a new zone called ”Tortuga”. Please refer to the Company website at www.silvercrestmines.com for further information.

N. Eric Fier, President and COO stated; “This delineation drill program at Santa Elena was immensely successful. With this program, we drilled the known portion of the deposit at approximately 35 metre centres, announced revised reserves and resources, extended mineralization beyond our current reserve boundary and identified three new zones, El Cholugo, El Cholugo Dos and the newly discovered Tortuga. The recently announced results of the revised underground reserve and resource estimations have extended the current mine life to a minimum of 8 years. Our underground ramp has progressed beyond 1,500 metres in development length. We have intercepted the Main Mineralized Zone underground and extracted approximately 8,000 tonnes of ore from the 625 metre level. The conventional mill construction and underground development currently underway are setting the stage for the successful expansion of the mine with an anticipated significant increase in metals production starting in 2014.”

Drill intercepts continue to expand the mineralization along the Main Mineralized Zone (MMZ) which remains open laterally and to depth. Intercepts are up to 100 metres beyond the boundary of current stope designs and reserves estimates. Most notable are the multiple high grade intercepts to the east and depth including;

•	SE-13-144; 9.2 metres grading 4.83 gpt Au and 171.4 gpt Ag including 0.8 metres grading 30.20 gpt Au and 638.0 gpt Ag
•	SE-13-152; 15.0 metres grading 4.03 gpt Au and 243.2 gpt Ag including 2.0 metres grading 17.5 gpt Au and 664.0 gpt Ag
•	SE-13-160; 13.3 metres grading 3.52 gpt Au and 136.2 gpt Ag including 4.1 metres grading 6.46 gpt Au and 133.6 gpt Ag
•	SE-13-166; 11.7 metres grading 3.97 gpt Au and 189.5 gpt Ag including 5.0 metres grading 8.10 gpt Au and 334.4 gpt Ag
•	SE-13-175; 8.8 metres grading 1.91 gpt Au and 70.6 gpt Ag including 2.0 metres grading 6.70 gpt Au and 226.1 gpt Ag

The El Cholugo Zone continues to expand with 7 new drill hole intercepts. The dimensions of this newly discovered zone are now approximately 400 metres long by 200 metres high and the mineralization remains open to the west and to depth. A parallel mineralized zone (EL Cholugo Dos) was also intercepted with 3 new drill hole intercepts. Dimensions of this discovery are currently undetermined with further drilling anticipated to test this mineralization. Both of these zones will be easily accessible from planned underground development of the adjacent MMZ.

The new Tortuga Zone is a northwest trending vein, breccia and stockwork zone outcropping on the surface and in the pit (see attached Figure). This zone is similar in mineralogy to the Main Mineralized Zone which is currently being successfully mined. This discovery has been drilled within an estimated area of 200 metres long by 300 metres high with an average thickness of approximately 3 metres. Numerous mineralized veins parallel or sub-parallel to the discovery were also intersected in drilling and are under review as potential additional targets.  Tortuga is exposed in the north wall of the pit making this discovery easily accessible from the open pit and planned underground development of the adjacent MMZ. Further work is planned at Tortuga for resources estimation and subsequent potential conversion to reserves.

Mineralized intervals reported range from 0.5 metres to 16.0 metres further supporting the proposed underground bulk mining approach at Santa Elena. All mineralized drill intercepts reported are near true thicknesses. The most significant assay results in this series of drill holes are shown in the following tables (all numbers are rounded);

TORTUGA (NEW DISCOVERY)

Hole ID	From	To	Interval	Au	Ag
	(m)	(m)	(m)	(gpt)	(gpt)
SE-12-97	68.0	69.0	1.0	1.51	51.2
SE-12-98	86.4	103.4	17.0	2.55	115.7
Includes	97.4	102.3	4.9	5.71	200.9
SE-12-99	99.5	100.5	1.0	1.43	49.0
SE-13-143	68.4	69.85	1.4	0.63	51.1
SE-13-146	128.6	131.0	2.4	0.60	47.2
	164.1	172.3	8.2	0.65	40.8
SE-13-147	80.2	83.5	3.3	0.16	150.4
	87.6	96.2	8.6	0.64	196.5
	135.0	137.2	2.2	0.36	121.5
SE-13-149	35.3	41.2	5.9	0.06	135.3
	77.2	79.4	2.2	5.85	448.4
SE-13-150	170.0	176.7	6.7	4.43	190.3
SE-13-153	125.3	127.0	1.7	0.28	47.6
SE-13-154	115.1	127.7	12.6	0.21	46.1
SE-13-156	82.7	84.9	2.2	0.36	29.4
SE-13-157	174.5	178.1	3.6	0.48	55.6
SE-13-159	22.3	26.3	4.0	0.10	131.8
SE-13-162	170.7	171.7	1.0	4.41	61.2
SE-13-163	207.1	208.7	1.6	0.37	279.5
SE-13-164	239.3	242.7	3.4	2.03	431.0
SE-13-167	95.5	99.1	3.6	7.40	201.2
	127.0	132.3	5.3	10.46	572.5
SE-13-169	29.3	31.0	1.7	3.95	160.0
SE-13-170	140.0	144.1	4.1	0.04	184.0
SE-13-172	124.9	126.1	1.2	0.31	167.0
SE-13-174	217.2	221.5	4.3	1.63	86.6
	247.0	248.0	1.0	1.64	176.5
SE-13-177	59.0	63.1	4.1	1.29	96.2
SE-13-178	105.6	106.6	1.0	1.77	111.8
	232.3	234.9	2.6	24.52	916.9
Includes	232.3	233.4	1.1	42.30	2,230.0
	262.5	264.3	1.8	0.71	137.1

MAIN MINERALIZED ZONE (MMZ)

Hole ID	From	To	Interval	Au	Ag
	(m)	(m)	(m)	(gpt)	(gpt)
SE-13-142	232.6	245.1	12.5	1.17	53.6
SE-13-144	465.9	475.1	9.2	4.83	171.4
Includes	469.8	468.7	0.8	30.8	638.0
SE-13-145	272.2	277.1	4.9	0.35	36.8
SE-13148	250.1	255.7	5.6	1.01	58.2
SE-13-151	274.5	280.4	5.9	0.80	66.1
SE-13-152	481.9	496.9	15.0	4.03	243.2
Includes	493.1	495.1	2.0	17.5	664.0
SE-13-155	237.0	249.0	12.0	0.68	56.2
SE-13-158	248.1	252.0	3.9	0.85	28.8
SE-13-160	480.9	494.2	13.3	3.52	136.2
Includes	480.9	485.0	4.1	6.46	133.6
SE-13-161	289.4	294.8	5.4	6.63	194.0
SE-13-165	303.1	317.2	14.1	0.73	55.9
SE-13-166	523.2	534.9	11.7	3.97	189.5
Includes	526.9	531.9	5.0	8.10	334.4
SE-13-168	297.3	299.6	2.3	1.11	120.6
SE-13-171	277.6	285.8	9.8	0.83	90.0
SE-13-173	369.8	377.9	9.1	0.29	31.1
SE-13-175	556.3	565.2	8.8	1.91	70.6
Includes	561.3	563.3	2.0	6.70	226.1
SE-13-176	344.8	348.0	3.2	0.60	48.7
SE-13-179	186.7	202.7	16.0	1.07	78
Includes	190.9	194.4	3.4	2.97	144.8
SE-13-180	197.2	198.5	3.3	3.44	82.2
SE-13-181	507.2	513.6	6.4	1.08	73.2
SE-13-182	225.2	228.1	2.9	0.32	36.8

EL CHOLUGO

Hole ID	From	To	Interval	Au	Ag
	(m)	(m)	(m)	(gpt)	(gpt)
SE-13-148	265.8	267.4	1.8	1.98	32.0
SE-13-151	304.0	304.7	0.7	3.20	397.0
SE-13-155	315.6	317.1	1.5	2.30	152.6
SE-13-165	346.3	346.8	0.5	7.61	543.0
SE-13-168	343.7	346.3	2.6	0.27	36.1
SE-13-171	340.9	341.3	0.4	1.87	103.0
SE-13-176	417.3	419.1	1.8	0.56	53.0

EL CHOLUGO DOS

Hole ID	From	To	Interval	Au	Ag
	(m)	(m)	(m)	(gpt)	(gpt)
SE-13-151	313.0	314.2	1.2	1.31	137.0
SE-13-155	355.8	359.2	3.4	0.97	124.2
SE-13-165	381.6	382.1	0.5	2.20	177.0

All sample analyses were completed by ALS Chemex in Hermosillo, Mexico and North Vancouver, BC or the Santa Elena internal lab with checks at ALS Chemex.

Of the 47 holes being reported above only three holes, SE-12-100, 101 and 183, intercepted no significant assay results. Holes SE-12-97, 98 and 99 were previously announced only as general mineralized intercepts with results stated above. Holes SE-12-100 and 101 were not previous announced with their locations off trend and north of the deposit.

Approximately 58,493 metres of drilling were completed in the delineation program to convert underground resources to reserves, expand total resources and test further potential outside the results of the Pre-Feasibiity Study. One drill is currently on site completing an underground program (planned 1,500 metres) for detailed design of first production stopes anticipated to be mined in late 2014.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, President and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX‐V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag: Au) for the open pit heap leach. SilverCrest anticipates that the 2,500 tonnes per day open pit heap leach facility at the Santa Elena mine should recover approximately 675,000 ounces of silver and 33,000 ounces of gold in 2013. Major expansion and construction of a 3000 tonnes per day conventional mill facility is underway to significantly increase metals production at the Santa Elena Mine (open pit and underground) by 2014. Exploration programs continue to make new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State with stated resources nearing 200 million ounces of Ag equivalent.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“N. Eric Fier”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

N. Eric Fier, President and COO SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
 accepts responsibility for the adequacy or accuracy of this release.

SilverCrest Mines Inc.
— PRECIOUS METALS FOCUS —

Santa Elena Mine – El Cholugo and Tortuga Discoveries

B
Underground
Ramp
A'
El Cholugo
Tortuga
A
MMZ
Open Pit
B'
Tortuga
In Pit Wall
El Cholugo
In Pit Wall
N
100m

TSX.V:SVL // NYSE MKT:SVLC
WWW.SILVERCRESTMINES.COM

SILVERCREST MINES INC.

— PRECIOUS METALS FOCUS —

Santa Elena Mine Expansion – MMZ Long Section A-A' *

Tortuga
Original Surface Location
Ultimate Pit
Ongoing U/G drilling (1st Production Stopes)
Current Ramp
OPEN
155
180
142
158
182
179
183
148
161
145
168
171
151
165
176
173
152
144
181
175
160
166
OPEN
OPEN
OPEN
El Cholugo & El Cholugo Dos
200m

* Looking North – Ultimate pit and U/G development: Est. Reserves in pink and Est. Resources in grey.
Drill holes: red dots 2005-2011, blue 2012-13, green stars Newly Reported

TSX.V:SVL // NYSE MKT:SVLC WWW.SILVERCRESTMINES.COM

SILVERCREST MINES — PRECIOUS METALS FOCUS —

Santa Elena Mine – Tortuga Long Section B-B'

99 (projected)
Surface
169
52
172
OPEN
Ultimate
Pit
97
143
170
149
156
154
98
19
147
159
167
153
>150 gpt Ag Eq*, ave. 3 m width
Main Mineralized Zone (MMZ)
OPEN
162
146
157
150
163
174
177
164
178
100m
OPEN
OPEN

*Looking Northeast – Ultimate pit, Ag Eq ratio is 55:1 Ag:Au
Drill holes: Red dots 2005-2011, Green stars Newly Reported

TSX.V:SVL // NYSE MKT:SVLC WWW.SILVERCRESTMINES.COM